Mail Stop 3561

April 22, 2010

Mr. Paul E. Harrington
Chief Executive Officer
Easton-Bell Sports, Inc.
7855 Haskell Avenue
Suite 200
Van Nuys, California 91406

 Re: Easton Bell Sports, Inc.
 Form 10-K for the year ended January 2, 2010
 Filed March 16, 2010
 File No. 333-123927

Dear Mr. Harrington:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Polices

1. We note your section on critical accounting policies. It appears that the items included are a mere repetition of the information included in your Summary of Significant Accounting Policies in the notes to the Company's financial statements. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. For example, we note that adjustments to inventory, long-lived and intangible assets, accounts receivable and allowances, and income taxes, are susceptible to economic conditions, levels of consumer demand, and customer inventory levels, among other factors. In this regard and considering the adverse economic environment that existed during the Company's most recent fiscal year, we believe you should expand your critical accounting policy to discuss in greater detail the significant estimates and assumptions used by management that are associated with your critical accounting policies. Please confirm that you will revise future filings accordingly.

Long-Lived and Intangible Assets, page 48

2. We note your discussion in "Net Sales" as well as in the Risk Factors section of the Form 10-K, that the current economic environment continues to affect your business in a number of direct and indirect ways including: lower net sales from slowing consumer demand for your products; tighter inventory management by retailers; reduced profit margins due to pricing pressures and an unfavorable sales mix due to a higher concentration of sales of mid to lower price point products; changes in currency exchange rates; lack of credit availability, particularly for specialty retailers; and business disruptions due to difficulties experienced by suppliers and customers. As indicated in your Critical Accounting Policy discussion regarding long-lived and intangible assets, estimates of cash flows are based on certain assumptions about expected future operating performance.

Given the decrease in sales that occurred during the most recent fiscal year presented in your financial statements and the resultant net loss recognized during this period, the sustained unfavorable economic environment that existed during your most recent fiscal year, and the significance of your goodwill and intangible asset balances in relation to the Company's total assets as of the latest balance sheet date presented, supplementally advise us and expand your disclosure in future filings to indicate whether any of your reporting units were at risk of failing step one of the goodwill impairment test (i.e. fair value was not substantially in excess of carrying value). If so, please revise MD&A in future filings to include the following additional disclosures:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions; and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe that any were at risk of failing step one please specifically state so as part of your response and in your future MD&A disclosures.

Note 7. Product Liability, Litigation, and Other Contingencies, page 70

3. We note that you are subject to various product liability claims and/or suits brought against you for claims involving damages for personal injuries or deaths. Your disclosure in Note 1 indicates that the ultimate outcome of these claims, or potential future claims, cannot currently be determined and that you estimate the uninsured portion of probable future costs and expenses related to claims, as well as incurred but not reported claims and record an accrual in this amount on your consolidated balance sheets. These accruals are based on managements' best estimate of probable losses and defense costs anticipated to result from such claims, from within a range of potential outcomes, based on available information, including an analysis provided by an independent actuarial services firm and previous claims. You also state that due to the uncertainty involved with estimates, actual results could vary substantially from these estimates. We also note from the discussion provided in MD&A that the Company has recognized material amounts of expenses in connection with product liability litigation and settlements during the various periods presented in the Company's financial statements. Please note that if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your understanding of this matter and that you will revise your disclosures in future filings to comply with the disclosure requirements of ASC 450-20-50-4, as

applicable.

Other

4. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or, in her absence, the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: Mark A. Tripp, CFO
(818) 994-1934